FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COUNTRY BANK HOLDING COMPANY, INC.

COMMISSION FILE NUMBER: 001-11713

On August 9, 2019, OceanFirst Financial Corp. (“OCFC”) filed the attached Current Report on Form 8-K in relation to its proposed acquisition of Country Bank Holding Company, Inc. (“CYHC”) pursuant to a definitive agreement and plan of merger entered into by and among OCFC, CYHC and Midtown Merger Sub Corp., a wholly-owned subsidiary of OCFC.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 9, 2019 (August 9, 2019)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

110 WEST FRONT STREET, RED BANK, NJ 07701

(Address of principal executive offices, including zip code)

(732) 240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	OCFC	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On August 9, 2019, OceanFirst Financial Corp. (“OceanFirst”) released a presentation to investors about the Transactions (as defined below). The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The preceding information, as well as Exhibit 99.1 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events

On August 9, 2019, OceanFirst issued a press release announcing that (i) OceanFirst and Country Bank Holding Company, Inc. (“CYHC”) have entered into a definitive agreement and plan of merger pursuant to which OceanFirst will acquire CYHC and (ii) OceanFirst and Two River Bancorp (“Two River”) have entered into a definitive agreement and plan of merger pursuant to which OceanFirst will acquire Two River (each, a “Transaction”).

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Investor Presentation, dated August 9, 2019

99.2	Press Release, issued by OceanFirst on August 9, 2019

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements may include: management plans relating to either the proposed transaction with Two River (the “Two River Transaction”) or the proposed transaction with CYHC (the “Country Bank Transaction”); the expected timing of the completion of either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to complete either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or Country Bank Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River nor CYHC assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst, Two River or CYHC anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River Transaction or Country Bank Transaction or both such transactions and the recently completed acquisition of Capital Bank of New Jersey by OceanFirst (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or Country Bank Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or Country Bank Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and CYHC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or Country Bank Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or Country Bank Transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or Country Bank Transaction or both such transactions, and diversion of management time as a result of matters related to either the Two River Transaction or Country Bank Transaction or both such transactions. As they relate to the Two River Transaction, these risks, as well as other risks associated with both proposed transactions, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Two River. As they relate to the Country Bank Transaction, these risks, as well as other risks associated with both proposed transactions, will be more fully discussed in the prospectus of OceanFirst and proxy statement of the CYHC. These prospectuses, proxy statements and risk factors will be included in the registration statements on each Form S-4 that will be filed with the SEC in connection with each of the proposed transactions. The list of factors presented here, and the list of factors that will be presented in the registration statements on each Form S-4, is not, and should not be considered, a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, OceanFirst, Two River and CYHC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transactions

This report is being made in respect of the proposed transactions involving OceanFirst acquiring Two River and Country Bank.

Two River Transaction

In connection with the proposed transaction with Two River, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Two River will be mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

Country Bank Transaction

In connection with the proposed transaction with CYHC, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of CYHC and other documents regarding the Country Bank Transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of CYHC are urged to carefully read the entire prospectus of OceanFirst and proxy statement of CYHC when they become available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and CYHC and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of CYHC will be mailed to the shareholders of CYHC. CYHC investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of CYHC also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OceanFirst, Two River and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2019. Information about the directors and executive officers of Two River and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Once available, free copies of the proxy statement of Two River and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp, 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian

Country Bank Holding Company, Inc., 655 Third Avenue, New York, New York 10017, Attn: Joseph M. Murphy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Michael J. Fitzpatrick
Name:	Michael J. Fitzpatrick
Title:	Executive Vice President and Chief Financial Officer

Dated: August 9, 2019

OceanFirst Financial Corp. Announces Agreements to Acquire Two River Bancorp & Country Bank Holding Company, Inc. August 9, 2019 Exhibit 99.1

Forward Looking Statements Investor Presentation This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to either the proposed transaction with Two River Bancorp (“Two River” or “TRCB”, and such transaction the “Two River Transaction”) or the proposed transaction with Country Bank Holding Company, Inc. (“Country Bank” or “CYHC”, and such transaction the “Country Bank Transaction”); the expected timing of the completion of either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to complete either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or Country Bank Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River nor Country Bank assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst, Two River or Country Bank anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River Transaction or Country Bank Transaction or both such transactions and the recently completed acquisition of Capital Bank of New Jersey by OceanFirst (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or Country Bank Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or Country Bank Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and Country Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or Country Bank Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or Country Bank Transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or Country Bank Transaction or both such transactions, and diversion of management time as a result of the matters related to either the Two River Transaction or Country Bank Transaction or both such transactions. As they relate to the Two River Transaction, these risks, as well as other risks associated with both proposed transactions, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Two River. As they relate to the Country Bank Transaction, these risks, as well as other risks associated with both proposed transactions, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Country Bank. These prospectuses, proxy statements and risk factors will be included in the registration statements on each Form S-4 that will be filed with the SEC in connection with each of the proposed transactions. The list of factors presented here, and the list of factors that will be presented in the registration statements on Form S-4, is not, and should not be considered, a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst, Two River and Country Bank claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Important Additional Information Investor Presentation ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTIONS This communication is being made in respect of the proposed transactions involving OceanFirst acquiring Two River and Country Bank. Two River Transaction In connection with the proposed transaction with Two River, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River Transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Two River will be mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”. Country Bank Transaction In connection with the proposed transaction with Country Bank, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Country Bank and other documents regarding the Country Bank Transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Country Bank are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Country Bank when they become available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Country Bank and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Country Bank will be mailed to the shareholders of Country Bank. Country Bank investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of Country Bank also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Important Additional Information PARTICIPANTS IN THE SOLICITATION OceanFirst, Two River and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2019. Information about the directors and executive officers of Two River and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Once available, free copies of the proxy statement of Two River and prospectus of OceanFirst may be obtained as described on the previous page. NO OFFER OR SOLICITATION This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. For more information, please contact: OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701, Attn: Jill Hewitt Two River Bancorp, 766 Shrewsbury Avenue, Tinton Falls, New Jersey 07724, Attn: Richard Abrahamian Country Bank Holding Company, Inc., 655 Third Avenue, New York, New York 10017, Attn: Joseph M. Murphy, Chairman of the Board and Chief Executive Officer, or Joseph M. Murphy, Jr., President; Tel: (212) 818-9090 Investor Presentation

INVESTOR PRESENTATION

OCEANFIRST

Building a Premier Regional Franchise

Pro Forma Financial Highlights[1]

$9.9B Assets[2]	**$1.4B** Market Cap[3]
$7.5B Loans[2]	**$7.7B** Deposits[2]
1.38% ROAA[4]	**9.2%** TCE Ratio[5]

- ***Strengthens OCFC's position in existing footprint***
- ***Clear pathway to significant cost savings***
- ***Strengthens New Jersey presence and adds scale to metropolitan New York lending initiative***



New York
Hunterdon
Middlesex
Mercer
Monmouth
Philadelphia
Ocean
Burlington
Camden
Gloucester
Atlantic
Cumberland
Cape May
Headquarters
OceanFirst Bank Branches
OceanFirst Bank Loan Offices
Country Bank Branches
Two River Bank Branches
Two River Bank Loan Office

[1] Based on OceanFirst's estimates for the combined acquisitions of Two River and Country Bank.
[2] Pro forma data as of the quarter ended June 30, 2019.
[3] Based on OceanFirst common stock price of $23.14 as of August 8, 2019 multiplied by pro forma outstanding shares of OceanFirst after giving effect to the transactions.
[4] ROAA based on 2021 estimated projections (first year of fully phased-in synergies).
[5] Pro forma TCE/TA based on estimated transaction close date.

5

Combined Highlights Investor Presentation 1 For the quarter ended June 30, 2019. 2 Calculated as time period at which the OceanFirst pro forma tangible book value per share equals OceanFirst’s projected stand-alone tangible book value per share. Strategically Compelling Acquisitions of two high-performing franchises Two River ROAA and ROATCE of 1.06% and 12.0%, respectively1 Country Bank ROAA and ROATCE of 1.27% and 15.1%, respectively1 Positioned to cross $10B asset threshold Natural extension of branch footprint into attractive markets Enhances NYC market lending initiative Potential for significant efficiencies through infrastructure optimization and branch consolidation Financially Attractive 8% accretive to 2021 estimated earnings (first full year of fully phased-in synergies) Tangible book value per common share dilution of 5% at closing with an earnback of less than 4 years using the cross-over method2 Accretive to ROAA, ROAE and ROATCE Enhanced operating scale Low Risk Transactions Comparable community banking cultures operating in known markets Leverages OceanFirst’s significant integration expertise Since 2015, OceanFirst has successfully integrated and met financial targets for 5 whole bank acquisitions

Assets: $783M Assets: $1.2B Assets: $495M Assets: $2.3B Assets: $1.1B Experienced and Seasoned Acquiror Investor Presentation 2019 2015 2016 2017 2018 Assets: $144M Assets: $1.6B 2015 – 2019Q2 CAGR: 47% Note: Acquisitions shown during the year of announcement. Asset totals for acquired companies shown as of the time of announcement. 12019 total assets shown pro forma the acquisitions of Two River and Country Bank as of June 30, 2019. OCFC Total Assets1

Achieving an industry P/E multiple of 12.0x on the acquired earnings stream has potential shareholder value of $438 million Performance Metrics1 Investor Presentation 15.0x 1.06% 12.0% 61.0% 10.4x 1.27% 15.1% 55.9% Combined without Cost Savings 13.0x 1.15% 13.2% 59.0% 8.0x 1.99% 22.3% 28.8% 7.5x 1.77% 21.1% 37.4% Combined with Cost Savings 7.8x 1.90% 21.8% 32.2% P/LQA E ROA ROTCE Efficiency Pro Forma with Cost Savings 2 3 1 Based on financial information for the quarter ended June 30, 2019. For Two River, price is equal to value of transaction consideration of $182.8 million. For Country Bank, price is equal to value of transaction consideration of $102.2 million. 2 Cost savings represents reduction of Two River’s non-interest expense for the quarter ended June 30, 2019 by 54%. 3 Cost savings represents reduction of Country Bank’s non-interest expense for the quarter ended June 30, 2019 by 33%.

Market Cap ($M) $118 ROAA 1.06% Total Assets ($M) $1,154 ROAE 10.15% Gross Loans ($M) $953 NIM 3.53% Total Deposits ($M) $973 Efficiency Ratio 61.0% TCE / TA 9.10% Yield on Loans 4.92% NPAs / Assets 0.37% Cost of Deposits 1.15% CRE Concentration 371% Loans / Deposits 98.0% Overview of Two River Bancorp Investor Presentation $1.2 billion asset commercial bank founded in 2000 serving consumers and businesses in Northern New Jersey 14 branch locations and 2 loan production offices in Monmouth, Ocean, Union and Essex Counties Operates a relationship-based community bank model with a focus on commercial lending - TRCB Branches - OCFC Branches Source: SNL Financial. 1As of or for the quarter ended June 30, 2019. Market cap based on common stock price of $13.53 as of August 8, 2019. Two River Financial Highlights1

Two River Transaction Summary Investor Presentation 1 Based on OceanFirst common stock price of $23.14 as of August 8, 2019. 2 Based on 8,690,610 shares of Two River common stock outstanding and 150,610 Two River options with a weighted average stock price of $6.64. 3 Two River estimated EPS based on median research analyst estimates. 4 Core deposits defined as total deposits less Jumbo time deposits. . Transaction Consideration $182.8 million in aggregate consideration1,2 Cash consideration of approximately $48.8 million (including amount to be paid for the options cash out) 5.8 million OceanFirst common shares valued at approximately $134.0 million1 Approximately 75% stock / 25% cash consideration Equates to $20.79 per share of Two River common stock ($5.375 in cash and 0.6663 OceanFirst shares for each outstanding Two River share) Valuation Multiples 174% of Two River’s June 30, 2019 tangible book value per share 14.6x 2020 estimated EPS3 7.5x 2020 EPS assuming fully phased-in cost savings Core deposit premium of 9.5%4 Key Transaction Assumptions One-time pre-tax transaction and integration expenses of $18 million Cost savings estimated at 54% of Two River’s non-interest expense base Phased-in 75% in 2020 and 100% thereafter Core deposit intangible (CDI) of 2.0% of Two River’s non-time deposits. Amortization to occur over a 10 year period, sum of years digit method Gross credit mark of 1.12% of loan portfolio Estimated net fair value of all purchase accounting marks (including the net credit mark and excluding CDI) of $1.7 million Board Seat One board seat for a current Two River director Closing Q1 2020 Subject to receipt of required regulatory approvals, receipt of the requisite approval of Two River shareholders and satisfaction of other customary closing conditions Not conditioned on closing of Country Bank acquisition

Market Cap ($M) $71 ROAA 1.27% Total Assets ($M) $783 ROAE 15.08% Gross Loans ($M) $592 NIM 3.68% Total Deposits ($M) $650 Efficiency Ratio 55.9% TCE / TA 8.62% Yield on Loans 5.63% NPAs / Assets 1.00% Cost of Deposits 1.61% CRE Concentration 414% Loans / Deposits 91.2% Overview of Country Bank Holding Company, Inc. Investor Presentation Founded in 1988, Country Bank is a $783 million asset full-service commercial bank Network of five branches that spans from Midtown Manhattan to Scarsdale, NY Focus on small business, commercial real estate and multi-family commercial lending in New York City and Westchester County - CYHC Branches Country Bank Financial Highlights1 Source: Company reports; SNL Financial. 1As of or for the quarter ended June 30, 2019. Market cap based on common stock price of $32,000.00 as of August 8, 2019.

Country Bank Transaction Summary Investor Presentation 1 Based on OceanFirst common stock price of $23.14 as of August 8, 2019. 2 Based on 2,209 shares of Country Bank common stock outstanding. 3 Core deposits defined as total deposits less Jumbo time deposits. Transaction Consideration $102.2 million in aggregate consideration, or $46,280.00 per share1,2 100% of the consideration paid in OceanFirst common stock Country Bank shareholders to receive OceanFirst shares based on a fixed exchange ratio of 2,000 shares of OceanFirst common stock per outstanding share of Country Bank common stock Valuation Multiples 151% of Country Bank’s June 30, 2019 tangible book value per share 9.8x LTM EPS 7.1x LTM EPS assuming fully phased-in cost savings Core deposit premium of 7.5%3 Key Transaction Assumptions One-time pre-tax transaction and integration expenses of $11 million Cost savings estimated at 33% of Country Bank’s non-interest expense base Phased-in 75% in 2020 and 100% thereafter Core deposit intangible (CDI) of 2.0% of Country Bank’s non-time deposits. Amortization to occur over a 10 year period, sum of years digit method Gross credit mark of 1.83% of loan portfolio Estimated net fair value of all purchase accounting marks (including the net credit mark and excluding CDI) of $2.1 million Board Seat One board seat for a current Country Bank director Closing Q1 2020 Subject receipt of required regulatory approvals, receipt of the requisite approval of Country Bank shareholders and satisfaction of other customary closing conditions Not conditioned on closing of Two River acquisition

Expansion in Core Markets and Metro NYC Investor Presentation Source: SNL Financial. Note: Deposit data as of June, 30 2018. 1Community Banks defined as banks with total assets less than $50 billion. CYHC Community Bank1 Deposit Market Share by County $269M Deposits 20 Rank 2 Branches $241M Deposits 5 Rank 2 Branches $85M Deposits 15 Rank 1 Branches New York, NY Bronx, NY Westchester, NY New Jersey Community Bank1 Deposit Market Share Pro Forma Company 4.70% 4.48% 2.15% 1.94% 1.88 1.60% 0.27% Headquarters OceanFirst Bank Branches OceanFirst Bank Loan Offices Country Bank Branches Two River Bank Branches Two River Bank Loan Office

$6.2B $6.0B Source: SNL Financial. Data as of the quarter ended June 30, 2019. 1 Loan composition and time deposits shown at the bank level. 2 Data shown at the bank level. 3 Home equity portion of Consumer, Home Equity & Other shown at the bank level. Note: CRE Concentration shown at the bank level $650M $973M $7.7B $592M $953M $7.5B Loan and Deposit Transformation Investor Presentation Pro Forma Company OceanFirst1 Country Bank2 Two River3 Noninterest-bearing Retail Time Dep < 100K IB Demand, Savings & MMDA Jumbo Time Dep > 100K Construction & Development Consumer, Home Equity & Other CRE & Multifamily C&I 1-4 Family Loan Composition Increase of commercial loans continues to diversify OCFC’s portfolio Yield on Loans: 4.76% Cost of Deposits: 0.62% Cost of Deposits: 1.61% Cost of Deposits: 1.15% Cost of Deposits: 0.77% Deposit Composition Additional core deposits will build on OCFC’s strong franchise CRE Concentration: 251% Yield on Loans: 5.63% CRE Concentration: 414% Yield on Loans: 4.92% CRE Concentration: 371% Yield on Loans: 5.00% CRE Concentration: 298%

Exhibit 99.2

Contact:

Jill Hewitt

Senior Vice President and Investor Relations Officer

OceanFirst Financial Corp.

732.240.4500 ext. 7513

jhewitt@oceanfirst.com

FOR IMMEDIATE RELEASE

OCEANFIRST FINANCIAL CORP.

ANNOUNCES MERGER AGREEMENTS WITH

TWO RIVER BANCORP AND COUNTRY BANK HOLDING COMPANY, INC.

Strengthens Branch Presence in New Jersey and

Adds Scale to Metropolitan New York Lending Initiative

through Partnerships with Franchises with

Strong Commercial Lending and Impressive Profitability

RED BANK, N.J., August 9, 2019 - OceanFirst Financial Corp. (NASDAQ:OCFC) (“OceanFirst”), parent company of OceanFirst Bank N.A. (“OceanFirst Bank”), announced today the concurrent signing of two separate definitive merger agreements. Under one agreement, Two River Bancorp (NASDAQ:TRCB) (“Two River”), parent company of Two River Community Bank, headquartered in Tinton Falls, New Jersey, will merge into OceanFirst. Upon completion of the Two River merger, Two River Community Bank will merge into OceanFirst Bank. Under the other agreement, Country Bank Holding Company, Inc. (OTC PINK:CYHC) (“CYHC”), parent company of Country Bank, headquartered in New York, New York, will merge into OceanFirst. Upon completion of the CYHC merger, Country Bank will merge into OceanFirst Bank.

“We are excited for both Two River and CYHC shareholders to join the OceanFirst family, as both institutions share a similar operating philosophy and this provides us an opportunity to further enhance our presence in New Jersey and build upon our lending initiatives in metropolitan New York,” said Christopher D. Maher, OceanFirst Chairman and Chief Executive Officer. “We believe the addition of these two high-performing franchises will further leverage the significant investments we have made in people, processes and technology and positively impact our earnings potential. We look forward to continuing to provide our customers with extraordinary service and deliver enhanced value to our stockholders.”

Based on June 30, 2019 results and the impact of purchase accounting, the combined company is expected to have pro forma approximately $9.9 billion in assets, $7.5 billion in loans and $7.7 billion in deposits. The proposed acquisition of CYHC would expand OceanFirst’s retail branch footprint into metropolitan New York. The two transactions combined are expected to result in approximately 8% earnings per share accretion in 2021 (the first full year of fully phased-in synergies) and approximately 5% tangible book value per share dilution at closing with a projected earnback period of less than 4 years using the cross-over method.

Founded in 2000, Two River is a full-service community bank operating 14 branch locations and 2 loan production offices in Monmouth, Ocean, Union and Essex Counties. At June 30, 2019, Two River had $1.2 billion in assets, $953.1 million in loans, $972.6 million in deposits and $121.4 million in shareholders’ equity. Under the terms of the Two River merger agreement, upon completion of the merger, shareholders of Two River will be entitled to receive 0.6663 shares of OceanFirst common stock and $5.375 in cash for each outstanding share of Two River common stock. Based on OceanFirst’s closing stock price on August 8 of $23.14, the Two River transaction is valued at approximately $20.79 per Two River common share or approximately $182.8 million in the aggregate.

“I am excited by the prospects of uniting our company with OceanFirst, whose community banking approach and customer focus is highly consistent with the model that has made Two River successful. This combination will provide our customers with enhanced product and service offerings,” said William D. Moss, Chairman, President and Chief Executive Officer of Two River. “In addition to benefits for our customers, our employees and community will benefit from our combined history of making a difference in the communities we serve, which is consistent with one of the founding principles of Two River Community Bank.”

CYHC was founded in 1988 and provides banking services to small businesses and individuals through its network of five Country Bank branches located in the metropolitan New York market. At June 30, 2019, CYHC had $783.4 million in assets, $592.4 million in loans, $649.7 million in deposits and $67.5 million in shareholders’ equity. Under the terms of the CYHC merger agreement, upon completion of the merger, shareholders of CYHC will be entitled to receive 2,000 shares of OceanFirst common stock for each outstanding share of CYHC common stock. Based on OceanFirst’s closing stock price on August 8 of $23.14, the CYHC transaction is valued at approximately $46,280.00 per CYHC common share or approximately $102.2 million in the aggregate. “We are very pleased about partnering with a high-performing company that shares our community banking culture and values. We find the strategic fit of the two organizations compelling, especially for our customers that will benefit from the broader array of products and services, and for our stockholders,” said Joseph M. Murphy, CYHC Chairman and Chief Executive Officer. “We will leverage the new resources and products available to us through OceanFirst Bank and are attracted to the opportunity to operate in our current markets with a significantly larger scale.”

Each of the Two River and CYHC merger agreements have been unanimously approved by the OceanFirst Board of Directors. The Two River Board of Directors has unanimously approved the Two River merger agreement. The Two River merger is expected to close in the first quarter of 2020, subject to Two River receiving the requisite approval of its shareholders, receipt of all required regulatory approvals, and fulfillment of other customary closing conditions. The CYHC Board of Directors has unanimously approved the CYHC merger agreement. The CYHC merger is expected to close in the first quarter of 2020, subject to CYHC receiving the requisite approval of its shareholders, receipt of all required regulatory approvals, and fulfillment of other customary closing conditions. Neither transaction is conditioned on the completion of the other.

Piper Jaffray & Co. served as financial advisor to OceanFirst and Skadden, Arps, Slate, Meagher & Flom LLP served as OceanFirst’s legal counsel. Boenning & Scattergood, Inc. served as financial advisor to Two River and Stevens & Lee served as Two River’s legal counsel. Sandler O’Neill & Partners, L.P. served as financial advisor to CYHC and Luse Gorman, PC served as CYHC’s legal counsel.

Conference Call, Webcast and Investor Presentation

OceanFirst will host a conference call to discuss the proposed transactions on Friday, August 9, 2019 at 1:00 p.m. Eastern Time. Christopher D. Maher, OceanFirst Financial Corp. Chairman and Chief Executive Officer, will host the call. The conference call dial-in number is 1-888-338-7143. For those unable to participate in the conference call, a replay will be available. To access the replay, dial 1-877-344-7529, Replay Conference Number 10134261 from one hour after the end of the call until November 12, 2019. A copy of the slide presentation will also be available on the website by going to Investor Relations and clicking on Presentations.

The conference call will also be available (listen-only) via the Internet by accessing OceanFirst’s Web address: www.oceanfirst.com – Investor Relations. Web users should go to the site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

About OceanFirst Financial Corp.

OceanFirst Financial Corp.’s subsidiary, OceanFirst Bank N.A., founded in 1902, is an $8.0 billion regional bank operating throughout New Jersey, metropolitan Philadelphia and metropolitan New York City. OceanFirst Bank delivers commercial and residential financing solutions, trust and asset management and deposit services and is one of the largest and oldest community-based financial institutions headquartered in New Jersey.

About Two River Bancorp

Two River Bancorp is the holding company for Two River Community Bank, which is headquartered in Tinton Falls, New Jersey. Two River Community Bank operates 14 branches along with two loan production offices throughout Monmouth, Union, Essex, and Ocean Counties, New Jersey.

About Country Bank Holding Company, Inc.

Country Bank Holding Company, Inc. is the parent holding company for Country Bank, a New York State chartered commercial bank founded in 1988. The bank is controlled by the Murphy Family and specializes in small business and commercial real estate lending. In 2015 it opened its flagship branch on 42nd Street and Third Avenue in NYC. The bank has additional branches in Midtown NYC, Riverdale, Woodlawn and Scarsdale. The bank is a FDIC-insured full service commercial bank devoted to building relationships with their customers and the local communities that the branches reside in.

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Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to either the proposed transaction with Two River (the “Two River Transaction”) or the proposed transaction with Country Bank (the “Country Bank Transaction”); the expected timing of the completion of either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to complete either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or Country Bank Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River nor CYHC assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst, Two River or CYHC anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River Transaction or Country Bank Transaction or both such transactions and the recently completed acquisition of Capital Bank of New Jersey by OceanFirst (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or Country Bank Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or Country Bank Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and CYHC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or Country Bank Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or Country Bank Transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or Country Bank Transaction or both such transactions and diversion of management time as a result of matters related to either the Two River Transaction or Country Bank Transaction or both such transactions. . As they relate to the Two River Transaction, these risks, as well as other risks associated with both proposed transactions, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Two River. As they relate to the Country Bank Transaction, these risks, as well as other risks associated with both proposed transactions, will be more fully discussed in the prospectus of OceanFirst and proxy statement of the CYHC. These prospectuses, proxy statements and risk factors will be included in the registration statements on each Form S-4 that will be filed with the SEC in connection with each of the proposed transactions. The list of factors presented here, and the list of factors that will be presented in the registration statements on each Form S-4, is not, and should not be considered, a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst, Two River and CYHC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transactions

This communication is being made in respect of the proposed transactions involving OceanFirst acquiring Two River and CYHC.

Two River Transaction

In connection with the proposed transaction with Two River, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Two River will be mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

Country Bank Transaction

In connection with the proposed transaction with CYHC, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of CYHC and other documents regarding the Country Bank Transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of CYHC are urged to carefully read the entire prospectus of OceanFirst and proxy statement of CYHC when they become available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and CYHC and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of CYHC will be mailed to the shareholders of CYHC. CYHC investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of CYHC also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OceanFirst, Two River and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2019. Information about the directors and executive officers of Two River and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Once available, free copies of the proxy statement of Two River and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp, 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian

Country Bank Holding Company, Inc., 655 Third Avenue, New York, New York 10017, Attn: Joseph M. Murphy,

Chairman of the Board and Chief Executive Officer, or Joseph M. Murphy, Jr., President; Tel: (212) 818-9090